

July 15, 2011

Shou-Kang Chen
Chief Financial Officer
ChipMOS TECHNOLOGIES (Bermuda) LTD.
No. 1, R&D Road 1
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

    Re: ChipMOS TECHNOLOGIES (Bermuda) LTD.
               Form 20-F for the fiscal year ended December 31, 2010
               Filed June 3, 2011
               File No. 000-31106

Dear Mr. Chen:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Brian Cascio

               Brian R. Cascio
               Accounting Branch Chief